Exhibit 99.6

Consolidated Financial Statements and Independent Auditor’s Report

BR Whetstone Member, LLC

December 31, 2016 and 2015

Independent Auditor’s Report

The Members

BR Whetstone Member, LLC

New York, New York

We have audited the accompanying consolidated financial statements of BR Whetstone Member, LLC, which comprise the consolidated balance sheet as of December 31, 2016 and the related consolidated statements of operations, members’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BR Whetstone Member, LLC at December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

New York, New York

March 31, 2017

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BR Whetstone Member, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	(Unaudited) 2015
Assets
Real estate assets, at cost:
Land	$4,900,000	$4,900,000
Building and improvements	29,981,095	28,258,142
Furniture and fixtures	1,871,729	1,840,632
Construction in progress	—	1,393,332
Total gross real estate investments	36,752,824	36,392,106
Accumulated depreciation	(2,026,476)	(820,883)
Total net real estate investments	34,726,348	35,571,223
Cash and cash equivalents	1,106,721	441,948
Restricted cash	172,495	1,337,590
Other assets	55,435	22,305
Total Assets	$36,060,999	$37,373,066

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$370,877	$1,038,491
Mortgage payable, net	26,152,000	24,972,299
Total liabilities	26,522,877	26,010,790

Members’ equity	8,851,446	10,529,604
Noncontrolling interest	686,676	832,672
Total Equity	9,538,122	11,362,276
Total Liabilities and Equity	$36,060,999	$37,373,066

The accompanying notes are an integral part of these statements

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BR Whetstone Member, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2016	(Unaudited) Period from inception (May 20, 2015) through December 31, 2015
Revenue
Net rental income	$2,566,762	$911,927
Other income	65,812	27,186
Total revenue	2,632,574	939,113

Expenses
Rental expenses	1,437,485	1,432,788
Depreciation and amortization	1,205,593	1,479,017
Total expenses	2,643,078	2,911,805
Net operating loss	(10,504)	(1,972,692)
Other expense
Interest expense	(907,858)	(363,205)
Net loss	(918,362)	(2,335,897)
Net loss allocable to noncontrolling interests	68,507	174,969
Net loss attributable to members’ interests	$(849,855)	$(2,160,928)

The accompanying notes are an integral part of these statements

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BR Whetstone Member, LLC

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

	BRG Whetstone, LLC Class A Member	Bluerock Special Opportunity + Income Fund III, LLC Class B Member	Noncontrolling Interest	Total

Member contributions, at inception (May 20, 2015) (Unaudited)	$12,230,730	$1,434,910	$1,007,641	$14,673,281

Preferred return (Unaudited)	975,108	(975,108)	-	-

Share of net loss (Unaudited)	-	(2,160,928)	(174,969)	(2,335,897)

Member distributions (Unaudited)	(975,108)	-	-	(975,108)

Members' Equity, December 31, 2015 (Unaudited)	$12,230,730	$(1,701,126)	$832,672	$11,362,276

Member contributions	701,323	406,465	-	1,107,788

Preferred return	1,936,091	(1,936,091)	-	-

Share of net loss	-	(849,855)	(68,507)	(918,362)

Member distributions	(1,936,091)	-	(77,489)	(2,013,580)

Members' Equity, December 31, 2016	$12,932,053	$(4,080,607)	$686,676	$9,538,122

The accompanying notes are an integral part of these statements

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BR Whetstone Member, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2016	(Unaudited) Period from inception (May 20, 2015) through December 31, 2015
OPERATING ACTIVITIES
Net loss	$(918,362)	$(2,335,897)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Depreciation	1,205,593	1,479,017
Changes in assets and liabilities:
Other assets	(33,130)	(22,305)
Accounts payable, accrued expenses and other liabilities	(667,614)	1,038,491
Net cash (used in) provided by operating activities	(413,513)	159,306

INVESTING ACTIVITIES
Additions to real estate	(360,718)	(37,050,240)
Decrease (increase) in restricted cash	1,165,095	(1,337,590)
Net cash provided by (used in) investing activities	804,377	(38,387,830)

FINANCING ACTIVITIES
Member contributions	1,107,788	13,665,640
Contributions from noncontrolling interest	—	1,007,641
Borrowings on mortgage payable	26,475,000	25,147,500
Repayments on mortgage payable	(25,147,500)	—
Payments of deferred financing costs	(147,799)	(175,201)
Distributions to members	(1,936,091)	(975,108)
Distributions to noncontrolling interests	(77,489)	—
Net cash provided by financing activities	273,909	38,670,472
Net increase in cash and cash equivalents	664,773	441,948
Cash and cash equivalents at beginning of period	441,948	—
Cash and cash equivalents at end of period	$1,106,721	$441,948

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest during the period	$869,952	$314,611

The accompanying notes are an integral part of these statements

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BR Whetstone Member, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organizations and Summary of Significant Accounting Policies

BR Whetstone Member, LLC (the “Company”) was formed as a Delaware Limited Liability Company on May 20, 2015 (date of inception), between BRG Whetstone Durham NC, LLC, as the Class A Member (“BRG”), and Bluerock Special Opportunity + Income Fund III, LLC, as the Class B Member (“SOIF III”), to hold a 92.5% membership interest in BR-TBR Whetstone Venture, LLC, which owns BR-TBR Whetstone Owner, LLC which owns the fee interest in certain real property located in Durham, North Carolina upon which it will develop an approximately 204-unit Class A apartment community, to be known as Whetstone.

The duration of BR Whetstone Member, LLC shall be perpetual and shall continue until cancellation of the certificate of formation.

All figures in the 2015 consolidated financial statements are unaudited.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the accounts of BR-TBR Whetstone Venture, LLC and BR-TBR Whetstone Owner, LLC, each of which it controls. All significant intercompany transactions and balances are eliminated in consolidation.

Real Estate Joint Venture Interests

The Company first analyzes its investments in joint ventures to determine if the joint venture is a variable interest entity (“VIE”) in accordance with ASC 810 and if so, whether the Company is the primary beneficiary requiring consolidation.  A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest.  VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity.  Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change in value with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses at each level of the joint venture whether the entity is (i) a VIE, and (ii) if the Company is the primary beneficiary of the VIE.  If it was determined an entity in which the Company holds a joint venture interest qualified as a VIE and the Company was the primary beneficiary, the entity would be consolidated.

If, after consideration of the VIE accounting literature, the Company has determined that an entity is not a VIE, the Company assesses the need for consolidation under all other provisions of ASC 810.  These provisions provide for consolidation of majority-owned entities through a majority voting interest held by the Company providing control, or through determination of control by virtue of the Company being the general partner in a limited partnership or the controlling member of a limited liability company.

In assessing whether the Company is in control of and requiring consolidation of the limited liability company and partnership venture structures the Company evaluates the respective rights and privileges afforded each member or partner (collectively referred to as “member”).  The Company’s member would not be deemed to control the entity if any of the other members have either (i) substantive kickout rights providing the ability to dissolve (liquidate) the entity or otherwise remove the managing member or general partner without cause or (ii) has substantive participating rights in the entity.  Substantive participating rights (whether granted by contract or law) provide for the ability to effectively participate in significant decisions of the entity that would be expected to be made in the ordinary course business.

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The Company has concluded that BR-TBR Whetstone Venture, LLC is not a variable interest entity. The Company has concluded that it controls BR-TBR Whetstone Venture, LLC and its wholly-owned subsidiary BR-TBR Whetstone Owner, LLC under the voting rights model. As a result, these entities have been consolidated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and reported amounts that are not readily available from other sources. Actual results could differ from these estimates.

Risks and Uncertainties

The Company is subject to risks common to companies in the multifamily development industry, including, but not limited to, cyclical operations, availability of land and its cost, availability of financing, supply and demand for space, and overall local and regional economic conditions. The Company believes it has properly identified the risks and has implemented strategies to reduce the financial impact of changes in the business cycle.

Real Estate Assets

Development, Improvements, Depreciation and Amortization

Costs incurred to develop and improve properties are capitalized.  The Company capitalizes direct and indirect costs that are clearly related to the development, construction, or improvement of properties, including internal costs such as interest, taxes, and qualifying payroll related expenditures. Cost capitalization begins once the development or construction activity commences and ceases when the asset is ready for its intended use. Repair and maintenance and tenant turnover costs are charged to expense as incurred.  Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset.  Depreciation and amortization expense is computed on the straight-line method over the asset’s estimated useful life. The Company considers the period of future benefit of an asset to determine its appropriate useful life and anticipates the estimated useful lives of assets by class to be generally as follows:

Buildings	30 – 40 years
Building improvements	5 – 15 years
Land improvements	5 – 15 years
Furniture, fixtures and equipment	3 – 7 years

The Company reviews its investment in real estate, including any related intangible assets, for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the remaining estimated useful lives of those assets may warrant revision or that the carrying value of the property may not be recoverable. These changes in circumstances include, but are not limited to, changes in occupancy, rental rates, tenant sales, net operating income, geographic location, real estate values, and management’s intentions related to the operating property.

In determining the estimated useful lives of intangible assets with finite lives, the Company considers the nature, life cycle position, historical and expected future operating cash flows of each asset, as well as its commitment to support these assets through continued investment.

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Determining whether an investment in real estate is impaired and the amount of any such impairment requires considerable management judgment. In the event that management changes its intended holding period for an investment in real estate, impairment may result even without any other event or change in circumstances related to that investment. Under certain circumstances, management may use probability-weighted scenarios related to an investment in real estate, and the use of such analysis may also result in impairment. Impairment provisions resulting from any event or change in circumstances, including changes in management’s intentions or management’s analysis of varying scenarios, could be material to the consolidated financial statements.

The Company recognizes an impairment of an investment in real estate when the estimated undiscounted cash flow is less than the net carrying value of the property. If it is determined that an investment in real estate is impaired, then the Company’s carrying value is reduced to the estimated fair value as determined by cash flow models and discount rates or comparable sales in accordance with its fair value measurement policy.

No impairment loss was recognized for the years ended December 31, 2016 and 2015.

Income Taxes

Income taxes on earnings or the tax benefits of losses are payable or realizable by the members, and accordingly, no provision for income taxes is reflected in the accompanying financial statements. As of December 31, 2016 and 2015, the Company had no amounts related to recognized income tax benefits and no amounts related to accrued interest and penalties.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Noncontrolling Interests

Noncontrolling interests are comprised of the Company’s joint venture partners’ interests in consolidated joint ventures.  The Company reports its joint venture partners’ interest in its consolidated real estate joint ventures as noncontrolling interests.  The Company records these noncontrolling interests at their initial fair value, adjusting the basis prospectively for their share of the respective consolidated investments’ net income or loss and equity contributions and distributions.  These noncontrolling interests are not redeemable by the equity holders and are presented as part of permanent equity.  Income and losses are allocated to the noncontrolling interest holder pursuant to each joint venture’s operating agreement.

Recent Accounting Pronouncements

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows; Restricted Cash" (“ASU 2016-18”). This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company does not expect the adoption of this standard to have a material impact on the Company's Consolidated Financial Statements and related notes. ASU 2016-18 is effective for the Company for annual and interim periods beginning after December 15, 2017 with early adoption permitted.

In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). The ASU provides guidance on the treatment of cash receipts and cash payments for certain types of cash transactions, to eliminate diversity in practice in the presentation of the cash flow statement. For public business entities, the amendments in ASU 2016-15 are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Earlier application is permitted. The Company is still in the process of determining the impact that the implementation of ASU 2016-15 will have on the Company’s financial statements.

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In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company expects that, because of the ASU 2016-02’s emphasis on lessee accounting, ASU 2016-02 will not have a material impact on the Company’s accounting for leases. Consistent with present standards, the Company will continue to account for lease revenue on a straight-line basis. Also consistent with the Company’s current practice, under ASU 2016-02 only initial direct costs that are incremental to the lessor will be capitalized.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). The amendments in ASU 2015-03 require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of that liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in ASU 2015-03. The amendments in ASU 2015-03 become effective for public business entities in the first annual period beginning after December 15, 2015, and interim periods within those fiscal years, with early application permitted. ASU 2015-03 did not have a material impact on the Company’s financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern” (“ASU 2014-15”), which requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for periods ending after December 15, 2016. ASU 2014-15 did not have a material impact on the Company's financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). The updated standard is a new comprehensive revenue recognition model that requires revenue to be recognized in a manner that depicts the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. In August 2015, the FASB voted to approve the deferral of the effective date of ASU 2014-09 by one year. Therefore, ASU 2014-09 will become effective for the Company in the first quarter of the fiscal year ending December 31, 2018. Early adoption is permitted, but not earlier than the first quarter of the fiscal year ending December 31, 2017. The ASU allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers” (Topic 606): Identifying Performance Obligations and Licensing, which adds guidance on identifying performance obligations within a contract. The Company has not selected a transition method. The Company’s revenue-producing contracts are primarily leases that are not within the scope of this standard. As a result, the Company does not expect the adoption of this standard to have a material impact the Company’s rental income. The Company is continuing to evaluate the impact on other revenue sources.

2.	Mortgage Payable

The acquisition of Whetstone Apartments on May 20, 2015 was initially partially funded by a bridge loan of approximately $25.2 million secured by the Whetstone Apartment property, all of which was paid off on October 6, 2016.

On October 6, 2016, BR-TBR Whetstone Owner, LLC, the Whetstone property owner, a subsidiary of the Company, entered into a mortgage loan of approximately $26.5 million secured by the Whetstone Apartment property. The loan matures on November 1, 2023. The loan bears interest at a fixed rate of 3.81%. Regular monthly payments are interest-only until November 1, 2017, with monthly payments beginning December 1, 2017 based on thirty-year amortization. The loan may be prepaid with the greater of 1% prepayment fee or yield maintenance until October 31, 2021, and thereafter at par. The loan is nonrecourse to the Company and its joint venture partners with certain standard scope non-recourse carve-outs for certain deeds, acts or failures to act on the part of the Company and the joint venture partners.

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3.	Related-Party Transactions

An affiliate of one of the members of the noncontrolling interests, TriBridge Residential Development, LLC (“TriBridge”) serves as the developer for the Company under a development. TriBridge earns fees from the Company for development services based on 3% of the total development budget, less the development fee, land acquisition costs and financing or acquisition fees paid to TriBridge or its affiliates. Development fees are recorded and capitalized.

TriBridge earned the following amounts from the Company during the periods ended December 31:

	Year Ended December 31, 2016	(Unaudited) Period from inception (May 20, 2015) through December 31, 2015

Development and construction fees	$28,571	$28,572
Total	$28,571	$28,572

As of December 31, 2016 and 2015, the Company did not have any amounts outstanding to TriBridge.

4.	Members’ Equity

BRG initially contributed $12,230,730 as the Class A Member and SOIF III initially contributed $1,434,910 as the Class B Member. The Class A Member is entitled to a Class A current return of 15% of its contributions. The net income and loss, after allocation of the preferred return to the Class A Member, are generally allocated to the Class B Member. The Class B Member is the managing member of the Company.

The Class A Member’s interest is subject to mandatory redemption by the Company on the earlier of six months following the maturity date of the mortgage, including the exercise of any extensions, or any earlier acceleration or due date thereof. If the Company does not redeem the Class A Member’s interest, the Class A return increases to 20% until redeemed.

The Class A Member has the right to convert its Class A Member interest into a 71.5% Class B Member interest during the six-month period following the achievement of seventy percent of the project’s apartments have been leased, assuming that all original capital commitments were contributed.

5.	Subsequent Events

The Company has evaluated subsequent events through March 31, 2017 which is the date that the consolidated financial statements were issued. No additional events have taken place that require disclosure.

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